EXHIBIT 10.35

EXCLUSIVE DISTRIBUTION AGREEMENT

This Exclusive Distribution Agreement (this “Agreement”) is executed as of this 12th day of December 2001 between The RiceX Company, a Delaware Corporation (“RiceX”) and NutraStar Incorporated, a Nevada corporation (“NutraStar”).  This Agreement will become effective as of the Effective Date (as defined in Section 1 hereof).

R E C I T A L S

A.            RiceX and NutraStar are parties to an agreement (the “Original Agreement”) dated as of November 1, 1999 whereby RiceX granted NutraStar a right of first refusal to purchase nutritionally dense ingredients produced by RiceX, and an exclusive arrangement with RiceX for the entire nutraceutical and human market.  The Original Agreement also provided the terms and conditions for the sale and purchase of RiceX products by NutraStar. The Original Agreement has two Amendments dated November 1, 2000 and April 30, 2001, respectively.  The purpose of this Agreement is to replace the Original Agreement.

B.            NutraStar has entered into that certain Plan and Agreement of Exchange dated November 9, 2001 with Alliance Consumer International, Inc. (“Alliance”) pursuant to which NutraStar will become a wholly owned subsidiary of Alliance (the “Merger”).   Concurrent with the Merger, NutraStar will name all of the directors of Alliance who are expected to the current directors of NutraStar.  Alliance will receive funding of approximately $1 million in connection with the Merger which funds are intended to be used for NutraStar’s operations (the “Funding”).  In addition, several creditors of NutraStar have agreed to cancel indebtedness owed by NutraStar in exchange for shares of Alliance’s Series A Preferred Stock (the “Preferred Stock’) in excess of $1 million in aggregate indebtedness (the “Debt Exchange”).  As a creditor of NutraStar, RiceX has agreed to cancel certain indebtedness in exchange for 130,000 shares of the Preferred Stock, as more fully set forth and subject to the terms and conditions of that certain Subscription Agreement between Alliance and RiceX (the “Subscription Agreement”).  The occurrence of the Merger, the Funding, the Debt Exchange and delivery of the Subscription Agreement are sometimes collectively referred to as the “Reorganization.”

C.            RiceX and NutraStar desire to amend the Original Agreement, as amended  as of the Effective Date. This Agreement will supersede all previous agreements and amendments as of the Effective Date.

NOW, THEREFORE, in consideration of the foregoing recitals and for other valuable consideration, the parties hereby amend the Agreement as follows:

1.             Effective Date.  The effective date (the “Effective Date”) of this Agreement shall be upon the occurrence of the following events: (a) the Reorganization shall have occurred as set forth in a written notice delivered from an officer of NutraStar to RiceX no later than five business days from the date of the Reorganization and (b) RiceX shall have either (i) delivered written notice to NutraStar that this Agreement has been approved by the Board of Directors, or (ii) not delivered written notice to NutraStar within five business days of the date hereof stating that the RiceX Board of Directors did not approve this Agreement.

2.             Sale of Products.

                (a)           Agreement to Sale and Purchase.  NutraStar agrees to purchase all of its requirements for the products identified in Exhibit “A” attached hereto (“Products”) and, so long as RiceX can supply their requirements, all of NutraStar’s requirements for Stabilized Rice Bran exclusively from RiceX, and RiceX agrees to sell such Products and Stabilized Rice Bran to NutraStar, on the terms and subject to the conditions of this Agreement.  The price to be charged to NutraStar for its purchase of any of RiceX’s products, including the Products shall be that price set forth on Exhibit “A-1” or the price negotiated with other RiceX customers for like quantities and like products, whichever is less (“Price”).  Notwithstanding the Price paid by NutraStar, for a period of one year commencing the Effective Date, NutraStar agrees not to increase the sales price charged to the existing customers of RiceX identified in Exhibit “B” (the “Protected Customers”). The prices for the products on Exhibit “A-1” may be changed by RiceX no more than once every 12 months starting on the first anniversary of the Effective Date; provided, that none of the new prices shall be more than any attendant price on RiceX’s then currently published standard pricing.

                (b)           Protected Customers.  NutraStar agrees to use its commercial best efforts to service the Protected Customers with the same level of care as provided by RiceX to its customers and provide the Protected Customers with sufficient quantities of Products as ordered by the Protected Customers; provided, that NutraStar’s obligations under this Section 2(b) shall terminate upon the latter of the following to occur: (i) NutraStar purchases more than $3 million in Products during any consecutive 12-month period or (ii) 12 months from the Effective Date.

                (c)           Customer Service for Protected Customers.  In the event a Protected Customer delivers a written notice to either NutraStar or RiceX that identifies an alleged breach of NutraStar’s obligations under Section 2(b) hereof, the party receiving the written notice shall provide a copy of the notice to the other party within two (2) business days of the receipt thereof.  NutraStar shall have five (5) business days from its receipt of notice to provide RiceX with a written statement (the “Explanation Response”) that either (i) acknowledges that the underlying notice regarding the Protected Customer is legitimate and that NutraStar intends to remedy the attendant problem by no later than 30 days from the date of NutraStar’s receipt of notice (the “Remedy Date”) or (ii) provides an explanation of why the Protected Customer’s complaint is not a violation of Section 2(b) hereof.

In the event that the Explanation Response is delivered under Section 2(c)(i) hereof, NutraStar shall provide a follow up written notice to RiceX by the Remedy Date as to whether the attendant problem was remedied.  In the event the attendant problem is not remedied to the reasonable satisfaction of RiceX by the Remedy Date, the attendant Protected

Customer shall become a RiceX Serviced Customer (as defined in Section 2(d) hereof) provided that RiceX delivers written notice to NutraStar of such election within fifteen (15) days after the Remedy Date.

In the event that the Explanation Response is delivered under Section 2(c)(ii) hereof, RiceX shall have ten (10) business days to refute such Explanation Response and demand a meeting with the appropriate officer of NutraStar most knowledgeable about the subject matter of the Explanation Response.  The parties shall thereafter attempt to resolve their differences regarding the subject Explanation Response within five (5) days following the delivery of the Explanation Response.  After such 5-day period, if the parties have not resolved their differences and RiceX reasonably determines that the attendant problem is a violation of Section 2(c)(i) hereof, RiceX shall provide written notice to NutraStar that the attendant problem is deemed a violation under Section 2(c)(i) hereof.  Upon receipt of such notice, NutraStar shall have thirty (30) days to remedy the problem and provide written notice of the same to RiceX.  In the event the attendant problem is not remedied to the reasonable satisfaction of RiceX within such 30-day response period, the attendant Protected Customer shall become a RiceX Serviced Customer provided that RiceX delivers written notice to NutraStar of such election within fifteen (15) days of the end of the 30-day response period.

                                3.             Credit and Delivery Terms.

(a)         Security Deposit.  Upon the Effective Date, NutraStar will pay RiceX a security deposit of $135,000 (the “Security Deposit”).  In the event any invoice for any of the RiceX products remains unpaid when due hereunder, RiceX may pay from the Security Deposit any unpaid balance.  Upon any payment from the Security Deposit under this Section 3(a), RiceX shall provide NutraStar with notice of such payment and a demand for NutraStar to replenish the Security Deposit with the amount of the payment.  From the date of such notice to the date NutraStar replenishes the Security Deposit, RiceX shall not be obligated to produce or delivery any of the its products to NutraStar and NutraStar shall be deemed to be in material breach of this Agreement.

(b)         Purchase Order and Trade Credit Terms.  RiceX will only be obligated to accept purchase orders for any of RiceX’s products (“Purchase Orders”) when accompanied by the attendant Prepayment Deposit (as defined herein), subject to RiceX’s ability to request additional security or other assurances pursuant to the provisions set forth in Section 3(c) hereof.  RiceX will produce the products described on a properly submitted Purchase Order that complies with this Section 3(a) and upon delivery of the attendant Products, RiceX will invoice NutraStar for the remaining balance.  All payments due to RiceX hereunder shall be paid to RiceX in United States dollars not later than thirty (30) days following the date of the applicable invoice from RiceX.  In the event an invoice remains unpaid beyond thirty days, all production and delivery shall stop effective the thirty-first (31) day unless other arrangements have been made with RiceX in advance.  Past due invoices shall accrue interest at the rate of eighteen and one half percent (18.5%) per annum.  All Products delivered to NutraStar shall be FOB RiceX’s plant of origin of the Products, and upon delivery to the proper carrier title and risk of loss and delay shall pass to NutraStar.  RiceX shall assist NutraStar in arranging any desired insurance (in amounts that NutraStar shall determine) and transportation to any destinations specified in writing from time to time by NutraStar.  All insurance premiums and other expenses relating to such transportation and delivery shall be at NutraStar’s expense.

The applicable Prepayment Deposit for a Purchase Order shall be determined as follows: (i) fifty percent (50%) for any Purchase Orders submitted within the first nine months from the Effective Date or within six months of the occurrence of any NutraStar Event of Default (as defined in Section 9(a) hereof), and (ii) twenty five percent (25%) for any Purchase Orders submitted after any consecutive nine month period in which there were no occurrences of a NutraStar Event of Default.  The Prepayment Deposit for a Purchase Order will be forever zero for any Purchase Orders submitted after any consecutive 12-month period in which there were no occurrences of a NutraStar Event of Default.

                                                (c)           Financial Review and Additional Security Requests.  Upon RiceX’s request, NutraStar shall provide such financial information and customer information that RiceX deems is reasonably necessary to assess NutraStar’s ability to make payment when due of the underlying invoice of any Purchase Order otherwise properly submitted to RiceX under Section 3(b) hereof.  Based on RiceX’s assessment of the subject Purchase Order and NutraStar’s ability to pay when the underlying invoice for the outstanding amount will be due, RiceX reasonably determines that additional security is required to protect its interests, RiceX shall provide written notice to NutraStar requesting additional security, the amount of security required, and the basis for which RiceX is making such determination.  NutraStar may provide the security in the form of cash deposit, letter of credit or some other form of security agreeable to RiceX.

4.                                       Exclusive Rights.

(a)            Exclusive Right to Sell.  Subject to meeting the minimum purchase requirements set forth in Section 4(b) hereof and RiceX’s right to sell to the RiceX Customers (as defined and set forth on Exhibit “C” attached hereto), RiceX hereby grants to NutraStar the exclusive right to purchase Products for resale in any form in the Territory (as defined in Section 6 hereof).  During the term of this Agreement, so long as the exclusive rights granted to NutraStar remain in effect, RiceX shall not sell the Products directly or indirectly to any customer for resale in the Territory.  RiceX covenants that it shall refer all inquiries and solicitations for the purchase of the Products to NutraStar.

(b)           Minimum Purchase Requirements.  The exclusive rights granted to NutraStar under Section 4 hereof (but no other rights granted under this Agreement) shall terminate in the event that NutraStar fails to deliver properly submitted and accepted Purchase Orders for Products of at least $250,000 for the period commencing the Effective Date and ending three months from the Effective Date, $500,000 for the period commencing in the fourth month after and ending six months from the Effective Date, $750,000 for the period commencing in the seventh month after and ending nine months from the Effective Date, and $1,250,000 for the period commencing in the tenth month after and ending on the first anniversary of the Effective Date.  Thereafter, the exclusive rights granted to NutraStar under Section 4(a) hereof shall be subject to minimum purchases of RiceX’s Products of $1,500,000 for the period commencing the 13th month and ending the 18th month after the Effective Date, $2,250,000 for the period commencing the 19th month and ending the 24th month after the Effective Date $6,000,000 for the period between the second and third anniversaries of the Effective Date, and increasing thereafter at the rate of ten percent (10%) per annum for each one year period for the remaining term of this Agreement.  All purchases in excess of the required minimum per year shall be carried over to the following year.  In the event RiceX is unable to manufacture a sufficient amount of RiceX’s Products for NutraStar to purchase in order for NutraStar to achieve the minimum purchase requirements for any given period under this Section 4(b), the exclusive rights granted to NutraStar under Section 4(a) hereof shall not terminate with respect to NutraStar’s failure to purchase a sufficient quantity of RiceX’s Products for such period.

(c)            License for Trademarks.  Subject to a definitive license agreement which the parties shall execute subsequent to the date hereof (the “License Agreement”), (i) RiceX will grant to NutraStar the exclusive licenses to use and sublicense the trademarks “MiraChol®” and “MaxE®” in the Territory and the non-exclusive right to use the RiceX trademark (collectively, the “Trademarks”) during the term of this Agreement, (ii) NutraStar shall be required to imprint the RiceX trademark brand on all products incorporating the Products sold by NutraStar during the term of this Agreement, (iii) RiceX shall represent and warrant that it is the holder of the Trademarks, and that the sale and use of the Products or the Trademarks will not infringe any person’s rights and (iv) RiceX shall indemnify and defend NutraStar against any and all infringement claims, demands, actions, losses, damages, fines, penalties, costs and expenses (including reasonable attorneys’ fees) resulting from NutraStar’s use of the Trademarks.

(d)           License for Patents.  Subject to the License Agreement, RiceX will grant to NutraStar the exclusive licenses to use, sublicense and enforce the following patents in the Territory (the “Patents”): Patent Number 6,126,943 entitled “A Method for Treating Hypercholesterolmia, Hyperlipidemia, and Atherosclerosis,” which was published October 3, 2000, Patent Number 6,303,586 entitled “A Method for Treating Diabetes, Hyperglycemia and Hypoglycemia,” which was published October 16, 2001, and the 21 claim patent, Serial Number 09/624,474, that was allowed on October 2, 2001 entitled “A Method for Treating Diabetes, Hyperglycemia and Hypoglycemia.”  RiceX shall be permitted to disclose the Patents in connection with its promotion of its products.

(e)            Payment for Exclusive Rights.  In consideration for granting the exclusive rights and licenses to NutraStar hereunder, NutraStar shall pay to RiceX the Royalty (as defined below) during any period in which NutraStar has the right to sell the Products in the Territory under this Agreement.

                                                The “Royalty” shall equal two percent (2%) of Qualified Gross Receipts (as defined below”). “Qualified Gross Receipts” shall mean the total cash receipts received by NutraStar from the sale of NutraStar’s products that incorporate any of RiceX’s Products, less (i) freight charges and other similar costs, (ii) refunds for merchandise returned which were previously included in Qualified Gross Receipts, (iii) allowances or adjustments granted to customers to the extent that these were previously included in Qualified Gross Receipts, (iv) transfers of merchandise from warehouse to warehouse provided that such transfer was not for the purpose of delivery of merchandise sold, merchandise returned to vendors, (v) sales, use, gross receipts, excise and like taxes which are added to the selling price of merchandise at the point of sale and paid for by the customer, (vi) cash receipts from any Excluded Customers, and (vii) the amount of any payments made to RiceX under this Section 4(e).

                                                NutraStar shall keep full and complete records and books of account reflecting all sales and business transactions in order to enable RiceX to ascertain the Royalty payments due hereunder.  NutraStar agrees to keep all records pertaining to Qualified Gross Receipts at its main office for a period of not less than three (3) years following the date on which NutraStar submits its report of gross receipts based on such records.  NutraStar also shall prepare and deliver to RiceX within thirty (30) days after the end of each calendar quarter a true written statement signed by a duly authorized officer or agent of NutraStar showing in such form and detail as RiceX shall reasonably specify the elements and amounts of Qualified Gross Receipts during such calendar quarter or fraction thereof.  With said statement for each calendar quarter, NutraStar shall pay to RiceX the amount of Royalty due for such calendar quarter.  If NutraStar shall fail to prepare and deliver, within the time above mentioned, any statement of Qualified Gross Receipts or other related information required hereunder, RiceX may elect to treat NutraStar’s failure as a breach of this Agreement.  RiceX also may elect to conduct an audit of all books and records of NutraStar which in any way pertain to or show Qualified Gross Receipts.  Such audit may be conducted by RiceX or by its authorized representative.  If the statement prepared as a result of such audit indicates that any additional Royalty is due, NutraStar shall pay such Royalty, plus interest thereon at the rate of 18.5% per annum from the date such payment was due until the date of payment, and in addition, in any case where the amount of Qualified Gross Receipts shown by such audit is equal to or in excess of one hundred four percent (104%) of the amount disclosed by NutraStar’s statement for the same period, NutraStar shall pay for the cost of the audit.  NutraStar shall have the right to contest the findings of any audit conducted by RiceX or its authorized representative.  In the event NutraStar contests such an audit, NutraStar and RiceX shall agree on a mutually acceptable independent certified public accountant to conduct an audit of the same period.  The parties agree that the findings of such certified public accountant will be binding.

(f)            Infringement.  RiceX shall use its best efforts to prevent others from infringing upon the exclusive rights granted to NutraStar hereunder.  Except as provided for in this Agreement, RiceX shall neither be liable for infringement activity with respect to the Trademarks or the Patents nor shall such infringement affect any payments required hereunder.

5.             Term.  The term of this Agreement shall be for five (5) years commencing on the Effective Date.  In addition, provided that NutraStar is not then in default under this Agreement, and provided that NutraStar has met all of its minimum purchase requirements during the term of this Agreement, NutraStar shall have the option to extend the term of this Agreement for two (2) additional periods of five (5) years each.  Notwithstanding the foregoing, in the event that all or substantially all of the stock or assets of RiceX are sold to a third party after the original and first extension terms of this Agreement, then in such event RiceX shall be entitled to convert this Agreement into a nonexclusive relationship at RiceX’s sole and absolute discretion.

                                6.             Territory.  “Territory” shall mean the United States of America and all of its territories and any additional countries or regions of countries that RiceX and NutraStar mutually agree upon in writing.

7.             Indemnification.

                                                (a)  RiceX agrees to indemnify NutraStar for, and hold it harmless from and against, any and all costs, expenses and damages (including reasonable attorneys’ fees and expenses) incurred in connection with any suit, action or claim arising out of, or as a result of, any claims for damages to person or property occasioned from the use of the products to be sold by NutraStar after the date hereof, if and only if, such damages are caused by the Products purchased hereunder from RiceX and not any additions to or modifications of the Products made by NutraStar (“Additions and Modifications”).

                                                (b)  NutraStar agrees to indemnify RiceX for, and hold it harmless from and against, any and all costs, expenses and damages (including reasonable attorneys’ fees and expenses) incurred in connection with any suit, action or claim arising out of, or as a result of, any claims for damages to person or property occasioned from the use of the products to be sold by NutraStar after the date hereof, if and only if, such damages are caused by the Modifications and Additions and not the Products purchased hereunder from RiceX.

                                8.             Fulfillment Requirements Covenant.  RiceX shall use its commercial best efforts to meet all of NutraStar’s requirements for the quantity of Products that NutraStar desires to purchase in each month; provided, that (i) there is not an uncured NutraStar Event of Default, (ii) NutraStar is not in material breach of this Agreement, (iii) NutraStar’s requests for Product purchases are submitted under valid Purchase Orders, and (iv) NutraStar’s requirements do not exceed NutraStar’s original estimated purchases of Products for such month in the Rolling Six Month Forecast (as defined below).

                                NutraStar shall provide RiceX with a monthly forecast of NutraStar’s estimate of purchases of the Products for the next six months, with specific detail on the type of Product and the month in which NutraStar estimates the Products to be purchased (the “Rolling Six Month Forecast.”)

                                9.             Default.  A party shall be in default under this Agreement if any of the following shall occur:

(a)           NutraStar shall fail to make any payment when due hereunder (a “NutraStar Event of Default”);

(b)           Subject to Section 8, RiceX shall fail to manufacture Products for sale to NutraStar hereunder;

(c)           NutraStar shall misrepresent any material facts or make any false claims regarding RiceX in any filings, press releases, or other written materials, or in any infomercials or other visual media regarding NutraStar products, and such misrepresentations or false claims cast RiceX in a false light or bring the reputation of RiceX into disrepute; or

                                                 (d)          Either party shall otherwise breach any material term or condition of this Agreement.

                                If any of the foregoing events of default shall occur and is not cured within thirty (30) days after the giving of written notice thereof to the defaulting party, the other party shall be entitled to terminate this Agreement and the exclusive rights and exclusive license granted hereby, and pursue any and all claims for damages.

                                10.            Miscellaneous.

                                                 (a)           Time is of the Essence.  Time is of the essence in the performance of the parties’ respective obligations herein contained.

                                                 (b)          Further Assurance.  Each party agrees that upon the request of the other it will, from time to time, execute and deliver to such other party all such instruments and documents of further assurance or otherwise, and will do any and all such acts and things, as reasonably may be required to carry out the obligations of such party hereunder and consummate the transactions contemplated hereby.

(c)            Headings.  The headings of this Agreement are included for purposes of reference and convenience only and shall not limit or otherwise affect the construction or interpretation of any of the provisions of this Agreement.

(d)           Entire Agreement: Modification.  This Agreement, including all exhibits, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection herewith.  No supplement, modification or amendment of this Agreement shall be effective unless executed in writing by all of the parties hereto.

(e)            Notice.  Whenever the service or the giving of any document or consent by or on behalf of any party hereto upon any other party is herein provided for, or becomes necessary or convenient under the provisions of this Agreement or any document related hereto, a valid and efficient service of such document shall be effected by delivering the same in writing to such party in person, by Federal Express or other reputable courier, by facsimile, or by sending the same by registered or certified mail, return receipt requested, and shall be deemed received upon personal delivery if delivered personally, by Federal Express or other reputable courier or by facsimile, or four (4) business days after deposit in the mail in the United States, postage prepaid, addressed to the person to receive such notice or communication at the following address:

The RiceX Company:	1241 Hawk’s Flight Court
El Dorado Hills, California 95762
Attention: Chief Executive Officer
Telephone: (916) 933-3000
Facsimile: (916) 933-3232

NutraStar:	1261 Hawk’s Flight Court
El Dorado Hills, California 95762
Attention: Chief Executive Officer
Telephone: (916) 933-7000
Facsimile: (916) 933-7001

                                                Notice of change of address shall be given by written notice in the manner detailed in this Section 10(e).

(f)            Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument.

(g)           Successors and Assigns.  Neither party may assign any of its rights or obligations under this Agreement without the prior written consent of the other party, which consent may be withheld in such party’s sole and absolute discretion.  Subject to the foregoing, this Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

(h)           Severability.  In the event any portion of this Agreement shall be declared by any court of competent jurisdiction to be invalid, illegal or unenforceable, such portion shall be deemed severed from this Agreement, and the remaining parts hereof shall remain in full force and effect, as fully as though such invalid, illegal or unenforceable portion had never been a part of this Agreement.

(i)             Gender and Number.  As used in this Agreement, the masculine, the feminine and the neuter gender, and the singular or plural number, shall be deemed to include the others wherever the context so indicates or requires.

(j)             Attorneys’ Fees. In the event of the bringing of any action by any party hereto against any other party arising out of this Agreement, the party who is determined to be the prevailing party shall be entitled to recover from the other party all costs and expenses of suit, including reasonable attorneys’ fees.

(k)            Governing Law;  Disputes.  This Agreement shall be governed by and construed under the law of the State of California, disregarding any principles of conflicts of law that would otherwise provide for the application of the substantive law of another jurisdiction.  Each of the undersigned (i) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the Superior Court of the State of California, (ii) waives any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum, and (iii) irrevocably consents to the jurisdiction of the Superior Court of the State of California in any such suit, action or proceeding.  Each of the undersigned further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the Superior Court of the State of California and agrees that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding.

                                                (l)            Force Majeure.  Either party shall be excused from all obligations under this Agreement to the extent performance is prevented by a Force Majeure (as defined below).  For purposes of this Agreement, a “Force Majeure” includes only Acts of God; hurricane, tornado and other weather conditions; labor strike, lockout or other major industrial disturbance; war, riot, sabotage, act of public enemy, terrorist act or gang violence; serious illness or epidemic; earthquake or other earth movement, flood or other natural disaster; bomb blast or other explosion; fire; or government action that prevents performance.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

The RiceX Company
A Delaware Corporation
(“RiceX”)

By:	/s/ Daniel L. McPeak, Jr.
Name: Daniel McPeak, Jr.
Its: Executive Vice President

NutraStar Incorporated
A Nevada Corporation
(“NutraStar”)

By:	/s/ Patricia McPeak
Name:	Patricia McPeak
Its:	CEO, President

EXHIBIT “A”

Exclusive Products

Product	Price

Rice Soluble	See Exhibit “A-1”

Rice Bran Fiber Concentrate	See Exhibit “A-1”

EXHIBIT “A-1”

PRODUCT PRICES

* CONFIDENTIAL TREATMENT GRANTED AS TO CERTAIN PORTIONS.

EXHIBIT “B”

PROTECTED CUSTOMERS

* CONFIDENTIAL TREATMENT GRANTED AS TO CERTAIN PORTIONS.

EXHIBIT “C”

* CONFIDENTIAL TREATMENT GRANTED AS TO CERTAIN PORTIONS.